UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Date of Report: April 12, 2021

Commission File Number: 001-39777

Nanobiotix S.A.
(Exact Name of Registrant as Specified in its Charter)

60 Rue de Wattignies
75012 Paris, France
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Nanobiotix S.A. (the “Company”) will hold its Annual Combined General Meeting of Shareholders (the “Meeting”) on April 28, 2021 beginning at 5:00 p.m. (Central European Time) at the Company’s registered office at 60 Rue de Wattignies, 75012 Paris, France.

Materials made available in connection with the Meeting are available on the Company's website at https://www.nanobiotix.com/annual-general-meetings/

The following documents regarding the Meeting, each of which are attached as an exhibit hereto, are incorporated by reference herein:

EXHIBIT INDEX
Exhibit	Title

99.1	Depositary’s Notice of Combined General Meeting
99.2	Questions & Answers on Voting Procedures for the Combined General Meeting
99.3	Voting Instructions for the Combined General Meeting
99.4	Press Release dated April 12, 2021 (Availability of Preparatory Documents and Methods for Voting Participation)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NANOBIOTIX S.A.
(Registrant)

April 12, 2021	By:	/s/ Philippe Mauberna
Philippe Mauberna
Chief Financial Officer